Exhibit 21.1
Subsidiaries of the Registrant

Subsidiary Name	Country
Full Art International Limited	Hong Kong

Zhuhai King Glass Engineering Co., Ltd	People’s Republic of China

Zhuhai King General Glass Engineering Technology Co., Ltd	People’s Republic of China

King General Engineering (HK) Ltd.	Hong Kong

KGE Building System Ltd.	Hong Kong

KGE Australia Pty Ltd	Australia

Zhuhai City, Xiangzhou District Career Training School	People’s Republic of China

Techwell Engineering Limited	Hong Kong

Techwell Building Systems (Shenzhen) Ltd.	People’s Republic of China

Techwell International Ltd.	Macau

CAE Building Systems, Inc.	United States

China Architectural Engineering (Shenzhen) Co., Ltd.	People’s Republic of China